Mail Stop 3561

March 22, 2010

Shawn Kreloff
Chairman
Reidco Acquisition I Inc.
c/o Prestige Optical Mastering Services, Inc.
7340 Eastgate Road
Suite 140
Henderson, NV 89011

> **Re: Reidco Acquisition I Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **October 31, 2008**
> **Filed January 20, 2010**
> **File No. 000-52373**

Dear Mr. Kreloff:

We issued comments to you on the above captioned filings on January 27, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 5, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 5, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Questions may be directed to Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Brian K. Bhandari, Accounting Branch Chief, at (202) 551-3390 for accounting issues and Edwin Kim, the primary legal examiner for this filing, at (202) 551-3297 or David Link at (202) 551-3356 for all other issues.

Sincerely,

John Reynolds
Office of Beverages, Apparel and
Health Care Services